Mail Stop 4561

April 13, 2007

Barbra Kocsis
Merrill Lynch Alternative Investments LLC
Princeton Corporate Campus
Section 2G
800 Scudders Mill Road
Plainsboro, New Jersey 08536

> **Re: ML Systematic Momentum FuturesAccess LLC**
> **Form 10**
> **File No. 0-52505**
> **Filed March 15, 2007**

Dear Ms. Kocsis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and refiling a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your

filing until all of our comments have been addressed.

2.   Please tell us whether this is a mandatory registration of the outstanding securities under Section 12(g) of the Securities Exchange Act or whether this is a voluntary filing. If this is voluntary, please tell us the purpose of the registration of this class of securities.

3.   We note that you are registering "units" of a limited liability company and that the units themselves are divided into four classes, each of which pays different amounts of sales commissions and management fees. It appears that you are, in fact, selling four separate classes of securities. Please revise to register separately each class of securities or tell us why you believe it is appropriate to only register units of the limited liability company.

4.   We note on page 1 and elsewhere in the filing that Merrill Lynch Alternative Investments LLC is the managing member of the Fund. Please submit an audited balance sheet of the managing member as of the most recent fiscal year.

Organizational Chart, page 1

5.   In the organization chart, and elsewhere as appropriate, please revise to clarify Merrill Lynch Alternative Investments LLC's relationship with other commodity pools as well as your affiliation with the Systematic Momentum FuturesAccess Funds. Such disclosure may be made by way of a footnote to the chart.

6.   We note your statement on page 2 that the Fund and the Systematic Momentum FuturesAccess Funds will commence trading on April 1, 2007. Please revise to clarify whether the Fund and the Systematic Momentum FuturesAccess Funds have commenced operations.

7.   We note your use of the term "fund" throughout this Form 10 and that the manager is registered as an Investment Adviser under the Investment Advisers Act of 1940. Please include disclosure the first time the reference to "fund" is used to address the fact that the pool is not a registered investment company and that unitholders in the pool do not have the protections afforded by the Investment Company Act of 1940.

8.   We note the Fund's assets are allocated among the Systematic Momentum FuturesAccess Funds. Please expand your disclosure to identify and quantify the number of Systematic Momentum FuturesAccess Funds into which the Fund's assets may be allocated and describe the different characteristics of the funds, other than different CTAs. We note your statement on page 4 that there are currently only a "strictly limited number" of Systematic Momentum FuturesAccess Funds available for investment. Further, please revise to discuss

the target allocations for each fund and how such allocations will be determined.

General, page 2

9.   We note your statement that the investment objective of the Fund is to achieve
        superior risk-adjusted rates of return through a "single strategy-type" fund of
        funds approach focusing on, but not limited to, trend-following managed futures
        strategies. Please expand your disclosure to explain what you mean by "superior
        risk-adjusted returns" and "trend-following managed futures strategies." Further,
        please explain what you mean by "controlled drawdowns."

10.   Please include disclosure regarding the recommended time horizon for investors
        in the Fund.

11.   We note your reference to MLAI on page 6. Please revise to clarify, if true, that
        you are referring to your Manager.

Use of Proceeds and Cash Management Income, page 7

12.   We note your disclosure on page 8 that MLPF&S in the course of acting as a
        commodity broker for each Systematic Momentum FuturesAccess Fund,
        MNPF&S both retains certain amounts of interest and receives other economic
        benefits. Please expand your disclosure to explain what you mean by "other
        economic benefits."

Description of Current Charges, page 9

13.   We note how you determine the amount of sales commissions paid by class A unit
        holders; however, it is not clear why the amount of sales commissions for Classes
        C, I and D differ. We further note that the amount of sponsor fees also differ
        amongst the classes of unit holders. Please revise to explain why certain holders
        bear little or no sales commissions and sponsor fees. In addition, please explain
        the substantive differences between the three classes of unit holders. For example
        purposes only, please discuss how you will allocate the management fees,
        performance fees, brokerage commissions, currency dealer spreads,
        organizational and offering costs to each class of units. Finally, please explain
        what you mean by "up to 0.50 %" with respect to the Class I and D holders.

14.   We note the Manager will receive a portion of performance fees payable to the
        Systematic Momentum CTA. Revise to disclose the "portion" the manager will
        receive. If this portion is not fixed, revise to describe how the portion will be
        calculated or the basis for this portion of the performance fees.

15.   In your footnote on page 11 regarding "New Trading Profit" you make reference

to the High Water Mark. Please revise to clarify the timeframe for selecting any preceding Performance Fee Calculation Date. Will the High Water Mark be attributable to the highest NAV reached during a 12, 36, or 60-month rolling period or for the entire life of the Fund?

16.   We note your disclosure on page 13 regarding brokerage commissions and bid-ask spreads on forward currency trades you will pay to Merrill Lynch. Please describe the amount of the bid-ask spread that will increase the price paid by the Systematic Momentum FuturesAccess Funds on forward contracts that you will pay Merrill Lynch. If you are unable to determine the spread you will be charged, in greater detail describe how you will determine the pricing spread in favor of MLIB.

17.   Please provide estimates for the operating costs and organizational and offering costs as disclosed on page 14.

Break Even Analysis, page 14

18.   We note the chart of page 15. Please revise your disclosure in footnote (3) to explain why the organizational costs differ among the classes of unit holders.

Conflicts of Interest, page 16

Merrill Lynch-Affiliated Entities, page 16

19.   We note your statement that you believe it is unlikely investors will have recourse personally against Merrill Lynch entities not party to a specific agreement with the Fund or the Systematic Momentum FuturesAccess Funds. Please revise to name these affiliated entities. For example, are you referring to Merrill Lynch & Co., Inc. and Merrill Lynch International & Co. or additional entities?

MLPF&S and MLIB, page 16

20.   Please expand your disclosure to provide more guidance as to why other clients of MLPF&S would be likely to receive "better prices" on the same trades that the Fund would make. While it is clear that the existence of other clients trading in the same markets at the same time requires that MLPF&S would have to, in some cases, trade other contracts before the Fund's contracts are traded, it is not clear why the existence of other clients leads to better prices for the other clients.

21.   We note your statement that many clients of MLPF&S pay lower brokerage commissions than you pay. It is not clear how you have determined this since the amount of brokerage commissions does not appear to be fixed. Please revise to indicate how you have determined that the brokerage commissions paid by the

Systematic Momentum FuturesAccess Funds will be higher than most other clients of MLPF&S.

22.   Please discuss the nature of the "financial incentives" MLPF&S and MLIB have to favor other clients over the Fund. In addition, please discuss in what ways these clients will be favored over the Fund and the effects of these actions on the Fund.

The Manager, page 17

23.   Revise your disclosure to provide greater detail regarding conflicts between Merrill Lynch Alternative Investments LLC, the Fund and other related pools. For example, we note Merrill Lynch Alternative Investments LLC, acts as manager to several commodity pools, including other ML FuturesAccess LLCs and as a trading advisor to numerous accounts, all of which compete for Merrill Lynch Alternative Investments LLC's services. Please revise to identify those funds and provide a complete list of public commodity pools managed by MLAI.

Other Clients and Business Activities of the Systematic Momentum CTAs, page 18

24.   Please clarify whether any other pools run by the CTAs currently directly compete with the Fund for positions in the market.

Item 2: Financial Information, page 31

25.   Revise your discussion here or where you deem appropriate to discuss your intended cash flow procedures and whether you commenced trading on April 1, 2007. For liquidity purposes, please describe how the Fund's assets are deposited with and held by commodity brokers. Also, please describe how the Fund's assets may be used as margin and whether the Fund currently has a source for short-term borrowings available, and if so, the dollar amounts available.

26.   If trading has commenced subsequent to April 1, 2007, please revise your disclosure to include for this interim period your current credit exposure. For exchange-traded contracts, if, during the interim period you have credit exposure to a counterparty which is a foreign exchange, which is material: a) state the amount of the exposure and identify the exchange; b) disclose the actual counterparty and the entity holding your funds; and c) describe the settlement procedures. Although it is your responsibility to determine and disclose all material credit risk exposure, any exposure exceeding 10% of your total assets must be disclosed.

Item 3. Properties, page 32

27.   We note your disclosure states that the Fund does not own or use any physical properties in the conduct of its business. Please clarify the nature of your interest in the Manager's office space located at 800 Scudders Mill Road, Plainsboro, New Jersey and whether you pay rent to the Manager to utilize this space or reimburse the Manager's expenses for the use of this office space.

Item 5. Directors and Executive Officers, page 32

28.   Please revise to disclose whether any of your directors of the Manager are independent, and if so, how you determined they were independent.

29.   Please revise your director and executive officer disclosure to reflect the term of office for each officer and director of the Manager. Refer to Item 401(a) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, page 36

30.   We note your disclosure that none of the fees you pay to any Merrill Lynch party were negotiated and that the fees you will pay Merrill Lynch are higher than would have been obtained through arm's length negotiations. Please revise to describe generally how the amounts of these fees were determined and how much higher these fees are than would have been obtained from an independent third party.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jennifer Gowetski at (202) 551-3401, or me at (202) 551-3495, with any questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: David R. Sawyier
        Sidley Austin LLP